

February 2, 2024

Fen Zhang
Chief Executive Officer, Chief Financial Officer and Director
Eureka Acquisition Corp
899 Ruining Road
Yangguang Binjiang Center
South Building, Unit 808
Shanghai 200030, PRC

   Re: Eureka Acquisition Corp
    Draft Registration Statement on Form S-1
    Submitted December 21, 2023
    CIK No. 0002000410

Dear Fen Zhang:

   We have reviewed your draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. We further note your cover page disclosure that you are not required to obtain permission from any PRC authorities to operate your business as currently conducted. Please expand to disclose how the Trial Measures apply to this transaction, such as whether you must obtain any approvals for this offering or to issue securities to foreign investors, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

2.   Please revise your cover page to clarify how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

3.   Where you discuss limitations on cash flows or restrictions on dividends and distributions here and throughout your document, please also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

<u>Summary of Risk Factors, page 32</u>

4.   Please revise your summary risk factors to include specific cross-references to the more detailed discussion of these risks in the prospectus.

<u>If we are deemed to be an investment company under the Investment Company Act..., page 79</u>

5.   We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

     Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jia Yan, Esq.